To:

ARCELORMITTAL

19, avenue de la Liberté

L-2930 Luxembourg, Grand Duchy of Luxembourg

CC:

CALYON

9, quai du Président Paul Doumer

92920 Paris La Défense Cedex, France

SOCIETE GENERALE

29, boulevard Haussmann

75009 Paris, France

(CALYON and SOCIETE GENERALE hereafter being referred to as the “Joint Lead Managers”)

April 1, 2009

Ladies and Gentlemen:

We are writing to you in connection with the issuance by you, ArcelorMittal, a société anonyme organised under the laws of the Grand Duchy of Luxembourg, headquartered at 19, avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg, and registered in the Luxembourg Commercial and Corporate Registry under the number B 82.454 (the “Issuer”), of €1,249,999,998.75 aggregate principal amount of bonds due April 1, 2014 convertible and/or exchangeable into new and/or existing shares of the Issuer (the “Bonds”) pursuant to an underwriting agreement (the “Underwriting Agreement”) dated March 24, 2009 among the Issuer, the Joint Lead Managers and the other managers named therein (hereafter collectively referred to as the “Managers”).

Considering that the board of directors of the Issuer (the “Board of Directors”) has resolved to submit to the general meeting of the Issuer’s shareholders (the “Shareholders Meeting”) a resolution (the “Resolution”) (i) to approve authorised share capital sufficient in amount and duration for the purposes of converting the Bonds into new shares of the Issuer and (ii) to delegate authority to the Board of Directors pursuant to article 5 of the Issuer’s Articles of Association to cancel preferential subscription rights of existing shareholders for the purpose inter alia of the conversion of the Bonds, we hereby confirm to you that we undertake in our capacity as direct and indirect shareholder, to cause, if appropriate, the Shareholder Meeting to be convened in accordance with article 70 second paragraph, second sentence, of the law of 1915 on commercial companies, as amended, and to vote or cause to be voted in favor of the Resolution all and any of the voting rights attached to the shares of the Issuer that we will directly or indirectly own on the date of the Shareholders Meeting.

This undertaking is given to you as Issuer. This undertaking is for your sole benefit and may not be relied upon by, used by, furnished to or disclosed to any person other than you or a Manager. This undertaking shall automatically become null and void in case the Underwriting Agreement is terminated for any reason.

This undertaking is governed by the laws and regulations of the Grand Duchy of Luxembourg. In the event of a dispute, the courts of Luxembourg shall have exclusive jurisdiction.

Yours faithfully

/s/ Lakshmi N. Mittal	/s/ Usha Mittal
Mr. Lakshmi N. Mittal	Mrs. Usha Mittal

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